

Mail Stop 3561

March 11, 2016

William T. Giles
Chief Financial Officer and Executive Vice President -
    Finance, Information Technology and ALLDATA
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

> **Re: AutoZone, Inc.**
> **Form 10-K for the Fiscal Year Ended August 29, 2015**
> **Response Dated March 1, 2016**
> **File No. 1-10714**

Dear Mr. Giles:

We have reviewed your March 1, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2016 letter.

Financial Statements

Note A – Significant Accounting Policies

Merchandise Inventories, page 45

1. We have reviewed your response to comment 2 in our letter dated February 4, 2016. Please address the following comments:

    - The last sentence in the second paragraph of your response states that your inventory balances are effectively maintained under the FIFO method. However, other portions of your response, including your proposed disclosure, state that you use weighted average cost which represents replacement cost. Please explain and clarify whether your inventory is effectively maintained under FIFO or weighted average cost and tell us the reasons for your determination.

- Please tell us how you determined that weighted average cost approximates current replacement cost.

- Please tell us whether your LIFO cost value for inventory at year end is greater than the market value ceiling or whether it is between the ceiling and floor but greater than the weighted average replacement cost.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products